AMENDED PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION
DATED JUNE 14, 2007
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Information Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
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☐	Soliciting Material Pursuant to §240.14a-12

CBOT HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

INTERCONTINENTALEXCHANGE, INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF CBOT HOLDINGS, INC. WITH AND INTO CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.
REASONS TO VOTE “AGAINST” THE PROPOSED CME MERGER
BACKGROUND OF THE SOLICITATION
CERTAIN INFORMATION CONCERNING THE PROPOSED CME MERGER
CERTAIN INFORMATION CONCERNING ICE
OTHER PROPOSALS
VOTING PROCEDURES
DISSENTERS’ RIGHTS
SOLICITATION OF PROXIES
FORWARD-LOOKING STATEMENTS
OTHER INFORMATION
IMPORTANT VOTING INFORMATION
SCHEDULE I
ANNEX A
ANNEX B
ANNEX C
ANNEX D

AMENDED PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION
DATED JUNE 14, 2007

SPECIAL MEETING OF THE CLASS A STOCKHOLDERS
OF
CBOT HOLDINGS, INC.
TO BE HELD ON JULY 9, 2007

PROXY STATEMENT
OF
INTERCONTINENTALEXCHANGE, INC.

SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF
CBOT HOLDINGS, INC. WITH AND INTO CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

This Proxy Statement (the “Proxy Statement”) and the enclosed BLUE proxy card are furnished by IntercontinentalExchange, Inc., a Delaware corporation (“ICE”) (for convenience purposes, throughout this Proxy Statement we sometimes refer to ICE as the party soliciting proxies), in connection with ICE’s solicitation of proxies to be used at a special meeting (the “Special Stockholder Meeting”) of stockholders (“CBOT Stockholders”) who hold shares of Class A common stock, par value $0.001 per share (the “Shares”) of CBOT Holdings, Inc., a Delaware corporation (“CBOT”), to be held on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois at 3:00 p.m. Chicago time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, ICE is soliciting proxies from (1) CBOT Stockholders to vote “AGAINST” the proposal to adopt the Agreement and Plan of Merger, dated as of October 17, 2006, as amended as of December 20, 2006, and as further amended as of May 11, 2007 and June 14, 2007, among Chicago Mercantile Exchange Holdings Inc. (“CME”), CBOT and the Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation and subsidiary of CBOT (“CBOT Sub”) (as the same may be amended, the “CME Merger Agreement”) whereby CBOT will be merged with and into CME Holdings, with CME Holdings surviving the merger (the “Proposed CME Merger”) and (2) CBOT Stockholders to vote “AGAINST” any proposal to approve any adjournment or postponement of the Special Stockholders Meeting. CBOT Sub has scheduled a special meeting (the “Special Members Meeting”) of holders of Series B-1 and Series B-2 membership interests of CBOT Sub (the “CBOT Members”) to be held on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois at 2:30 p.m. Chicago Time. Under the rules of the exchange of CBOT Sub, CBOT Members are not permitted to delegate to any other person the voting rights associated with their membership interests (other than a person designated as a proxy by CBOT Sub in connection with any annual or special meeting of the membership of CBOT Sub). Therefore, ICE is not soliciting proxies from the CBOT Members in connection with the Special Members Meeting but ICE urges the CBOT Members to vote “AGAINST” the proposals to approve the repurchase of CBOT’s Class B common stock and to effect an Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of CBOT Sub (collectively, the “CBOT Class B Approvals”). ICE has provided in this Proxy Statement instructions for the CBOT Members to vote “AGAINST” the CBOT Class B Approvals and to revoke any prior proxy they may have submitted to CBOT in connection with the Special Members Meeting. CBOT has set May 29, 2007 as the record date for determining those CBOT Stockholders who will be entitled to vote at the Special Stockholders Meeting and CBOT Sub has set May 29,

2007 as the record date for determining those CBOT Members who will be entitled to vote at the Special Members Meeting (the “Record Date”). The principal executive offices of CBOT and CBOT Sub are located at 141 West Jackson Boulevard, Chicago, Illinois 60604.

This Proxy Statement and the enclosed BLUE proxy card are first being distributed to CBOT Stockholders on or about June ●, 2007.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE CBOT STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED CME MERGER AND CBOT MEMBERS TO VOTE “AGAINST” THE CBOT CLASS B APPROVALS. THE CONSIDERATION TO BE PAID TO CBOT STOCKHOLDERS BY CME IN THE PROPOSED CME MERGER IS INADEQUATE AND THE ARRANGEMENTS TO BE MADE WITH RESPECT TO CBOT MEMBERS IN THE PROPOSED CME MERGER ARE UNSATISFACTORY, AND WE BELIEVE THAT A BETTER ALTERNATIVE EXISTS.

On October 17, 2006, CBOT and CME announced that they had entered into a merger agreement (the “Original Merger Agreement”) pursuant to which CBOT would be merged into CME, with each outstanding Share receiving 0.3006 of a share of CME Class A common stock, par value $0 per share. On March 15, 2007, ICE publicly announced that it had made a proposal (the “ICE Proposal”) to CBOT to acquire all of the outstanding Shares for a purchase price of 1.42 shares of ICE common stock, par value $0.01 per share (the “ICE Stock”) per Share. In the ICE Proposal, and through subsequent submissions to CBOT of a definitive form of merger agreement and related governance documents, ICE largely mirrored the non-financial terms of the Original Merger Agreement. On May 11, 2007, CBOT announced that its board of directors had concluded that the ICE Proposal was not superior to the Proposed CME Merger and entered into a revised CME Merger Agreement, pursuant to which the financial terms of the Proposed CME Merger continue to offer holders of Shares less merger consideration than the terms of the ICE Proposal. On May 30, 2007, ICE announced that it had entered into an agreement with the Chicago Board Options Exchange, Inc. (“CBOE”) (the “CBOE Agreement”) pursuant to which ICE and CBOE would pay, following the completion of the merger of CBOT and ICE, to qualifying CBOT Members holding exercise rights in CBOE (the “CBOE Exercise Rights”), $500,000 to extinguish the CBOE Exercise Rights and to settle the outstanding litigation between CBOT and CBOE regarding the CBOE Exercise Rights. On June 11, 2007, ICE entered into an amendment to the CBOE Agreement in order to provide that, among other things, qualifying CBOT Members will be able to elect the form of consideration they prefer from among three alternatives: (1) all debt securities convertible into the shares of CBOE following its demutualization or other conversion event, up to a maximum of $332.75 million in aggregate value; (2) all cash; or (3) all debt securities convertible into shares of the combined ICE/CBOT company, up to a maximum of $332.75 in aggregate value. If the election of debt securities of either CBOE following its demutualization or other conversion event or the combined ICE/CBOT company exceeds these maximums, those electing debt securities will receive a pro rata share of the available debt securities, with the remainder of the consideration paid in cash. Additionally, as the total consideration of $665.5 million, payable jointly by ICE and CBOE, will be divided by the number of CBOT Eligible Full Members (as defined below), each CBOE Exercise Right will be valued at a minimum of $500,000 per Full Membership (as defined below). If fewer than 1,331 Full Memberships are assembled, the value of each would be greater than $500,000.

On June 12, 2007, ICE publicly announced that it had revised the ICE Proposal to include the terms of the CBOE Agreement, as amended, and to confirm that it remained committed to acquiring all of the Shares on the terms set out in the ICE Proposal, as so revised, including the purchase price of 1.42 shares of ICE Stock per Share. The revised ICE Proposal provides that a CBOT Stockholder will have the right, with respect to each Share held, to elect to receive merger consideration consisting of either cash or shares of ICE Stock, subject to proration to reflect a $2,500,000,000 ceiling on total cash consideration. If CBOT Stockholders make valid elections to receive more than $2,500,000,000 in cash, those CBOT Stockholders electing to receive cash consideration will have the cash form of consideration proportionately reduced and will receive a portion of their consideration in ICE Stock, despite their election. On June 14, 2007, CBOT and CME announced that they had further amended the CME Merger Agreement to provide for a one-time cash dividend of $9.14 per Share, an opportunity for the holders of CBOE Exercise Rights to elect (1) to continue as class members in the outstanding litigation between CBOE and CBOT and to receive a guarantee of up to a

$250,000 payment or (2) to sell their CBOE Exercise Rights to CBOT for $250,000 payable following the effective time of the Proposed CME Merger, elimination of the $15 million cap on out-of-pocket costs incurred with respect to CME’s obligations to prosecute the CBOE Exercise Rights litigation and a three-year extension of the period during which CBOT-designated directors on the combined company’s board of directors would have veto authority over rule changes (including changes to member fees) to the 2012 Annual Meeting of Stockholders. Based upon closing prices as of June 14, 2007, the ICE Proposal had a value of $219.55 per Share, or approximately $11.6 billion in the aggregate, which represented a 9.4% premium to the value of the Proposed CME Merger as of such date, after taking into account the one-time $9.14 cash dividend announced on June 14, 2007, and a 63.2% premium over CBOT’s share price on October 16, 2006, the day before the announcement of the Proposed CME Merger. We are confident that the CBOT Stockholders and CBOT Members recognize that the ICE Proposal is superior to the Proposed CME Merger, and are soliciting proxies in opposition to the Proposed CME Merger to allow the CBOT Stockholders and CBOT Members the opportunity to consider the ICE Proposal. As set forth in ICE’s letter to CBOT dated June 12, 2007, the ICE Proposal is nonbinding at this time, but ICE has indicated to CBOT its intention to submit a binding ICE Proposal to CBOT prior to the Special Stockholders Meeting and the Special Members Meeting.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE THE ICE PROPOSAL AT THIS TIME. HOWEVER, IF THE CME MERGER IS APPROVED, YOU WILL LOSE THE OPPORTUNITY TO CONSIDER OUR FINANCIALLY SUPERIOR PROPOSAL OR TO CONSIDER ANY OTHER FINANCIALLY SUPERIOR OPTIONS THAT MAY BE AVAILABLE TO CBOT. A VOTE “AGAINST” THE PROPOSED CME MERGER AND “AGAINST” THE PROPOSED CBOT CLASS B APPROVALS WILL SEND A CLEAR MESSAGE TO CBOT’S BOARD OF DIRECTORS THAT IT SHOULD GIVE ADDITIONAL CONSIDERATION TO THE ICE PROPOSAL.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CBOT OR TO CBOT SUB, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED CME MERGER BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL STOCKHOLDERS MEETING AND “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEMBERS MEETING.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE BLUE PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

IF YOU NEED ASSISTANCE OR HAVE ANY QUESTIONS REGARDING THE DELIVERY OF YOUR BLUE PROXY CARD OR HOW TO REVOKE AN EARLIER VOTE, PLEASE CONTACT INNISFREE M&A INC. (“INNISFREE”), WHICH IS ASSISTING ICE IN THIS SOLICITATION, AT (877) 800-5187.

THE ICE PROPOSAL MAY, AT A LATER DATE, BECOME THE SUBJECT OF A REGISTRATION STATEMENT (THE “REGISTRATION STATEMENT”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). CBOT STOCKHOLDERS AND CBOT MEMBERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND ALL OTHER APPLICABLE DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. CBOT STOCKHOLDERS AND CBOT MEMBERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ICE WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO INNISFREE, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, AT (877) 800-5187.

REASONS TO VOTE “AGAINST” THE PROPOSED CME MERGER

ICE is soliciting proxies from CBOT Stockholders in opposition to the Proposed CME Merger and specifically “AGAINST” the proposal to adopt the CME Merger Agreement and to approve the Proposed CME Merger and ICE is urging CBOT Members to vote “AGAINST” the proposal to adopt the CBOT Class B Approvals. ICE urges all CBOT Stockholders to vote “AGAINST” the Proposed CME Merger and all CBOT Members to vote “AGAINST” the CBOT Class B Approvals for the following reasons:

•	A vote “AGAINST” the Proposed CME Merger preserves the opportunity of CBOT Stockholders to receive the significant premium for their Shares contemplated by the ICE Proposal which, if consummated, provides significantly greater financial value than the Proposed CME Merger.

•	We believe that a combination of ICE and CBOT is superior to the Proposed CME Merger and would provide substantial benefit to the CBOT Stockholders and the CBOT Members, including, among other factors, the following:

•	Higher Current Value, Reflective of the True Value of CBOT. The ICE Proposal would provide CBOT Stockholders an opportunity to realize a significant premium for their Shares upon consummation of the transactions contemplated by the ICE Proposal over the consideration to be paid pursuant to the Proposed CME Merger based upon the recent trading prices of the common stock of each of ICE, CME and CBOT. Based upon closing prices as of June 14, 2007, the ICE Proposal had a value of $219.55 per Share, or approximately $11.6 billion in the aggregate, which represented a 9.4% premium to the value of the Proposed CME Merger as of such date, after taking into account the one-time $9.14 cash dividend announced on June 14, 2007, and a 63.2% premium over CBOT’s share price on October 16, 2006, the day before the announcement of the Proposed CME Merger.

•	The implied value of the ICE Proposal has remained at a consistent, meaningful premium to the implied value of the original CME proposal and the revised, increased CME proposal. Since March 15, 2007, the implied value of the ICE Proposal has always exceeded the value of the Proposed CME Merger. The chart below compares the implied value of the ICE Proposal to the implied value of both CME’s original proposal and its revised proposal.

•	Opportunity to Share in Future Growth. Under the ICE Proposal, CBOT Stockholders would continue to own a greater share of the combined company than they would own after the Proposed CME Merger such that, in addition to receiving a premium, they would participate in the significant strategic and financial benefits of the combination. Specifically, ICE estimates transaction benefits of at least $250 million annually on a pre-tax, run-rate basis upon the full integration of ICE and CBOT. In addition to identified expense rationalization and the revenue growth opportunities available to the combined company, significant clearing benefits also exist as ICE could provide a fully operational clearing solution for CBOT’s products upon termination of CBOT’s existing clearing agreement with CME in January 2009. Accordingly, ICE believes the combination would be accretive to cash earnings per share within 18 months of closing.

•	Strong Management. A combined ICE/CBOT would be run by a strong and innovative management team combining the best elements of ICE and CBOT’s current management. With such a management team running the combined companies, opportunities for future growth and innovation will be strong.

•	We believe that ICE can successfully integrate the technology and clearing operations of CBOT by the end of 2008 and ICE strongly disagrees with CBOT’s board of directors’ assessment of the risks related to integration.

•	Technology Base. ICE’s business is based on electronic trading, which in addition to competition from CME Globex, London International Financial Futures and Options Exchange (also known as LIFFE) and other exchanges has required that ICE maintain a leading technology platform. ICE’s technology platform has scaled from over-the-counter products to listed futures and from energy into soft commodities, while at the same time improving performance.

•	Experience in Successfully Integrating Other Trading Platforms. ICE has a clear and readily achievable plan to migrate CBOT’s clearing and technology within 18 months. Based on ICE’s previous experience successfully integrating both the International Petroleum Exchange (“IPE”) and the Board of Trade of the City of New York, Inc. (“NYBOT”), as well as the fact that the CME was able to migrate clearing for some of CBOT’s products in approximately 10 months in 2003, ICE is confident that it can integrate CBOT’s technology and clearing operations by January 2009, which is when CBOT’s existing clearing agreement with CME could be terminated. In addition, unlike in the Proposed CME Merger, most of CBOT’s management and employees will remain in place under the ICE Proposal and will be able to assist in implementing the integration of CBOT’s operations.

•	Flexibility to Extend Technology Contracts. ICE is confident that it could migrate CBOT’s clearing and technology within 18 months. However, ICE recognizes that the termination dates for CBOT’s outsourced technology and clearing services contracts may not align ideally for purposes of ICE’s planned clearing and technology migration in January 2009, and that therefore some additional flexibility in terms of extending one or both of CBOT’s outsourced technology contract or the CME clearing agreement may be desirable. We understand that CBOT has the right to extend the CME clearing agreement for a six month period beyond the first termination date in January 2009 if CBOT is unable to engage another entity prepared and able to provide comparable clearing services on commercially reasonable terms. Consequently, in the worst case, the combined company may have access to clearing services for approximately 24 months from July 9, 2007. In addition, ICE has recently held discussions with senior management of NYSE Euronext, the parent company of AEMS, the company that provides outsourced technology services to CBOT. Based on these discussions, ICE believes that NYSE Euronext would be prepared to extend CBOT’s outsourced technology agreement, if necessary, on commercially reasonable terms for the period reasonably required to migrate CBOT’s trading platform and CBOT’s clearing onto ICE platforms.

•	The ICE Proposal provides an opportunity for CBOT Members who hold the required interests to realize a minimum of $500,000 in value for each of their CBOE Exercise Rights compared to the risk that the CBOE Exercise Rights may be extinguished for no consideration under the Proposed CME Merger and may be subject to a lengthy battle in court to determine the value of the CBOE Exercise Rights, if any.

In contemplation of a merger between ICE and CBOT, ICE has entered into the CBOE Agreement, as amended, which provides for total consideration of $665.5 million to full members of CBOT Sub who hold the required interests (each such full member, a “CBOT Eligible Full Member”) for the loss of the CBOE Exercise Rights. The consideration to CBOT Eligible Full Members who hold the requisite interests will be paid equally by ICE and CBOE, with each of ICE and CBOE contributing $332.75 million. The consideration of $665.5 million will be divided by the number of CBOT Eligible Full Members possessing the required interests (as described below), as of the consideration record date. Accordingly, each CBOE Exercise Right will be valued at a minimum of $500,000 per Full Membership (as defined below), with the final value of each CBOE Exercise Right being determined by the number of Full Memberships assembled. If fewer than 1,331 Full Memberships are assembled, the value of each would be greater than $500,000.

CBOT Eligible Full Members will have the flexibility to elect the form of consideration they prefer among the following three alternatives: (1) all debt securities convertible into the shares of CBOE following its demutualization or other conversion event; (2) all cash; or (3) all debt securities convertible into shares of the combined ICE/CBOT company. These choices are subject to a maximum of $332.75 million in aggregate value of debt securities convertible into shares of the combined ICE/CBOT company and a maximum of $332.75 million in aggregate value of debt securities convertible into shares of CBOE following its demutualization or other conversion event. If CBOT Eligible Full Members elect debt securities of either CBOE following its demutualization or other conversion event or the combined ICE/CBOT company that, in the aggregate, exceed these maximums, those electing the debt securities will receive a pro rata share of the available debt securities, with the remainder of the consideration paid in cash.

Although CME has agreed, under the terms of the Proposed CME Merger, to use commercially reasonable efforts to protect the CBOE Exercise Rights and to pay holders of CBOE Exercise Rights who elect to continue as class members in the litigation a guaranteed minimum $250,000 payment per CBOE Exercise Right even if CBOE prevails in the litigation, the Proposed CME Merger does not offer qualifying CBOT Members any assurance that such CBOT Members will receive any consideration in excess of $250,000 (or, if they do, the amount). Allowing a court to determine the value of the CBOE Exercise Rights may take years, will be costly to all parties, will distract management, and may ultimately result in a decision that provides little or no value for the CBOE Exercise Rights. In addition, CBOE has taken the position that the CBOE Exercise Rights would be extinguished under the Proposed CME Merger with no consideration being paid to the holders of the CBOE Exercise Rights, and CBOE has filed a rule application with the SEC asking for a confirmation of this interpretation. Under the terms of the Proposed CME Merger, holders who elect to sell their CBOE Exercise Rights to CBOT in connection with the merger would receive only $250,000 in cash as compared to the $500,000 minimum value that would be provided under the CBOE Agreement contained in the ICE Proposal.

In addition to the consideration offered for the CBOE Exercise Rights, under the ICE Proposal, CBOT Members who may have foregone selling Shares in order to retain the interest required to exercise a CBOE Exercise Right would be free to liquidate their ownership of Shares, subject to any Share ownership requirements associated with their clearing relationship(s). Under the ICE Proposal, CBOT Members could elect to receive cash consideration or sell shares of ICE Stock received in the merger with ICE, as there would no longer be a need to retain the Shares in connection with the CBOE Exercise Rights. In contrast, under the Proposed CME Merger, holders of CBOE Exercise Rights who elect to continue as class members in the litigation would be required to continue to hold Shares in connection with the CBOE Exercise Rights.

To be eligible to receive the CBOE Exercise Rights consideration, a CBOT Eligible Full Member needs to possess the required interests to exercise a CBOE Exercise Right on the record date established by CBOT with respect to the member meeting of CBOT held for the purpose of voting on the ICE/CBOT merger. These interests are comprised of the following: (1) a Class B, Series B-1 membership in CBOT; (2) 27,338 Shares; and (3) one CBOE Exercise Right privilege (“ERP”) (the combination of these three components results in, a “Full Membership”). As used in this Proxy Statement, the term “possess” includes possession by ownership, lease, or, in the case of Shares, by pledge or assignment relating to such Shares whereunder the owner of such Shares is precluded from selling or transferring them during the term of such pledge or assignment agreement.

•	The ICE Proposal preserves and enhances CBOT Member rights and privileges to a greater extent than the CME transaction.

The ICE Proposal includes member rights-related provisions that are substantially similar to those contained in the definitive documents for the Proposed CME Merger, except that instead of receiving rights to trade all new products listed for trading on CME, the ICE Proposal provides that CBOT Sub will be the exclusive platform for listing and trading all new U.S. grain products, U.S. interest rate products and U.S. equity indices (other than those published by Frank Russell or the New York Stock Exchange) and that neither ICE nor any of its subsidiaries would trade products that, as of the date of the ICE/CBOT merger agreement, are traded on the CBOT Sub’s open outcry exchange or any electronic trading system maintained by CBOT Sub. In addition, in light of the agreement that ICE has reached with CBOE, there is no commitment to continue to litigate issues relating to the CBOE Exercise Rights.

The ICE Proposal also contemplates that holders of Series B-1 and B-2 membership interests would also benefit from pricing protections on trading fees as follows: (1) prior to the 2011 Annual Meeting of Stockholders, CBOT Sub exchange fees for holders of Series B-1 and B-2 membership interests would generally not increase from current levels, (2) at least until the 2014 Annual Meeting of Stockholders of the combined company, holders of Series B-1 and B-2 membership interests would generally benefit from discounts of 50% or more from the lowest exchange fees available to non-members to the extent that such a discount of 50% or more is in effect with respect to the applicable products as of the date the ICE/CBOT merger agreement is executed, and (3) prior to the 2014 Annual Meeting of Stockholders, CBOT generally will not charge any member an exchange fee lower than that charged to B-1 and B-2 members. In contrast, the Proposed CME Merger would only protect CBOT Member pricing to the extent a proposed rule change is vetoed by the CBOT designees on the combined company board of directors prior to 2012 and only if the rule change would materially impair the business opportunities of CBOT members.

•	ICE Stock is a superior and highly liquid investment vehicle, having produced significant returns to ICE stockholders.

•	Stronger Historic Stock Performance. ICE has demonstrated stronger stock price performance and delivered more attractive returns to its stockholders than CME. The value of ICE Stock has increased

325.3% compared with growth in the value of the Shares of 118.4% and in CME shares of 49.0% over the period from January 1, 2006 to June 14, 2007. In addition, from January 1, 2007 to June 14, 2007, the value of ICE Stock has increased 43.3% compared with growth in the value of CME shares of 7.4%.

•	Significant Liquidity. ICE Stock is highly liquid, with average daily traded volumes in excess of $590 million, from January 1, 2007 to June 14, 2007 compared with $381 million average daily traded volumes, from January 1, 2007 to June 14, 2007 for the CME, providing significant opportunity for recipients of ICE Stock to monetize or divest their holdings with a potentially lower market impact.

•	A vote “AGAINST” the Proposed CME Merger preserves the heritage of CBOT.

The Proposed CME Merger would result in the disappearance of CBOT’s brand and expertise. Specifically, the Proposed CME Merger would result in CME’s current management being the management of the combined CME/CBOT company.

In contrast, the ICE Proposal recognizes that, for over 160 years, CBOT has been a major Chicago institution and has anchored Chicago’s position as one of the world’s leading financial centers. Specifically, the ICE Proposal would result in the combined ICE/CBOT company:

•	being managed by a combined management team comprised of the best elements of each of ICE’s and CBOT’s current management teams;

•	remaining headquartered in CBOT’s landmark Chicago headquarters; and

•	protecting and growing CBOT’s metals complex.

ICE has a proven track record, with its acquisition and integration of NYBOT and ICE Futures (formerly known as International Petroleum Exchange, or IPE), of providing meaningful commitments to exchange members to maintain open-outcry markets and delivering exceptional organic growth through innovation and technology. ICE believes that a merger of ICE and CBOT is a unique opportunity to create a leading derivatives trading platform across a broad spectrum of futures and options products, incorporating ICE’s and CBOT’s complementary positions in agricultural commodities and leading capabilities in interest rates, energy, gold and silver, as well as other financial contracts such as equity indices and foreign exchange pairs. The combined ICE/CBOT would operate regulated exchanges in the U.S., Europe and Asia and also support the global over-the-counter derivatives market.

•	A vote “AGAINST” the Proposed CME Merger sends a strong message to CBOT’s board of directors that the Proposed CME Merger is inadequate and that you want the opportunity to accept the ICE Proposal.

By voting against the Proposed CME Merger, CBOT Stockholders and CBOT Members can demonstrate their support for the proposed combination of CBOT and ICE and send a strong message to CBOT’s board of directors that they want the opportunity to accept the value offered by the ICE Proposal. A vote against the Proposed CME Merger moves CBOT Stockholders and CBOT Members closer to being able to benefit from the ICE Proposal. As set forth in ICE’s letter to CBOT dated June 12, 2007, the ICE Proposal is nonbinding at this time, but ICE has indicated to CBOT its intention to submit a binding proposal to CBOT on the same terms as the ICE Proposal (or on terms that ICE reasonably believes are more favorable to CBOT Stockholders and CBOT Members than the ICE Proposal) prior to the Special Stockholders Meeting and the Special Members Meeting.

While ICE is committed to helping CBOT Stockholders and CBOT Members realize the value of the ICE Proposal, the ICE Proposal cannot go forward unless the CBOT Stockholders do not approve the Proposed CME Merger, the CBOT Members do not approve the CBOT Class B Approvals or CBOT or CME otherwise terminates the CME Merger Agreement. A vote for the Proposed CME Merger could leave the CBOT Stockholders and CBOT Members without a viable alternative to the Proposed CME Merger because ICE cannot proceed with the ICE Proposal if the Proposed CME Merger is approved by the CBOT Stockholders and the CBOT Members. There can be no assurance as to the occurrence or timing of any termination of the CME Merger Agreement.

The ICE Proposal is subject to certain risks and uncertainties, including the following:

•	The ICE Proposal contemplates CBOT entering into a definitive merger agreement with ICE;

•	Similar to the CME Merger Agreement, the exchange ratio in the ICE Proposal is fixed, so the per Share value of the ICE Proposal will change as a result of changes in the market price of ICE Stock;

•	The synergies actually realized by the combined company as a result of transactions contemplated by the ICE Proposal may be less than expected, and the merger-related charges incurred by the combined company as a result of the proposed ICE/CBOT merger could be greater than estimated; and

•	The merger contemplated by the ICE Proposal will be subject to a number of conditions, including the approval of the stockholders of both CBOT and ICE, and with respect to the CBOT Class B Approvals by the CBOT Members, approval of the CBOE Agreement, as amended, by the CBOE members, and the receipt of all regulatory approvals required for completion of the proposed ICE/CBOT Merger. There can be no assurance that these approvals will be obtained in the time frame anticipated or can be obtained without unduly burdensome conditions or restrictions.

CBOT stockholders should also consider the risks that may be associated with an investment in ICE Stock and with the transaction contemplated by the ICE Proposal. These factors are set forth in the “Forward-Looking Statements” section of this Proxy Statement and will be described in more detail in the Registration Statement that will be filed with the SEC if we enter into a merger agreement with CBOT. Once the Registration Statement is filed, CBOT Stockholders and CBOT Members may obtain a copy of the Registration Statement free of charge at the SEC’s website (www.sec.gov) or by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, Attn: Investor Relations or by email at ir@theice.com.

We are confident that CBOT Stockholders and CBOT Members recognize that the ICE Proposal is superior to the Proposed CME Merger. Information with respect to the range of closing sale prices for the Shares for certain dates and periods is set forth in the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by CME with the SEC on December 21, 2006, as most recently amended on May 25, 2007 (the “CME/CBOT S-4”). ICE urges CBOT Stockholders and CBOT Members to obtain a current market quotation for the Shares.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE BLUE PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY.

SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

WE URGE YOU TO SEND THE CBOT’S BOARD OF DIRECTORS A CLEAR MESSAGE THAT A SALE TO CME FOR LESS PREMIUM IS NOT A DESIRED OUTCOME AND THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE STOCKHOLDER VALUE. VOTE “AGAINST” THE PROPOSED CME MERGER.

BACKGROUND OF THE SOLICITATION

In recent years, the exchange industry in which ICE and CBOT operate has been experiencing a period of consolidations and strategic alliances. The ICE board of directors continually reviews its results of operations and competitive position in its industry, as well as its strategic plans and alternatives. In particular, ICE has from time to time reviewed the possibility of various strategic alliances or commercial arrangements, including with CBOT, and the potential benefits such alliances or arrangements would provide to the companies and their stockholders.

On October 17, 2006, CBOT and CME announced that they had entered into the CME Merger Agreement. The registration statement on Form S-4 with respect to the Proposed CME Merger, which was originally filed on December 21, 2006 and amended most recently on February 26, 2007 (the “CME/CBOT S-4”), provides a summary of the events leading to CME and CBOT entering into the CME Merger Agreement.

On November 1, 2006, CBOT and CME made pre-merger notification filings with the U.S. Federal Trade Commission and U.S. Department of Justice (“Department of Justice”). On December 1, 2006, CBOT and CME each received a second request from the Antitrust Division of the Department of Justice seeking additional information regarding the Proposed CME Merger. On March 5, 2007, and May 14, 2007, ICE received civil investigative demands from the Department of Justice seeking information about the markets in which CME, CBOT and ICE conduct business.

On December 21, 2006, CME filed with the SEC the CME/CBOT S-4. On January 30, 2007, CME filed Amendment No. 1 to the CME/CBOT S-4. On February 20, 2007, CME filed Amendment No. 2 to the CME/CBOT S-4. On February 26, 2007, CME filed Amendment No. 3 to the CME/CBOT S-4. On March 2, 2007, CBOT filed its definitive proxy statement with respect to the Proposed CME Merger.

On March 15, 2007, ICE delivered a letter containing the ICE Proposal to the Chairman of CBOT’s board or directors, the CBOT board of directors’ Special Transaction Committee, CBOT’s Chief Executive Officer, and to the Non-Exercise Right Members Committee. The letter ICE provided to CBOT is included in Annex A to this Proxy Statement.

On March 18, 2007, ICE, through its legal advisor, Sullivan & Cromwell LLP, provided CBOT’s board of directors, its Special Transaction Committee, and its Non-Exercise Right Members Committee, with a draft merger agreement and related exhibits reflecting the terms of the ICE Proposal.

On March 19, 2007, the CBOT board of directors, after consultation with its legal and financial advisors, determined that the ICE Proposal was a bona fide written “Takeover Proposal” within the meaning of the CME Merger Agreement. The CBOT board of directors authorized and directed its transaction committee and Special Transaction Committee to engage in discussions with, and provide information to, ICE in connection with the ICE Proposal.

On March 20, 2007, CBOT and CBOT Sub announced that the special meetings of CBOT Stockholders and CBOT Members to vote on the CME Merger Agreement, which had been scheduled for April 4, 2007, had been postponed to give CBOT’s board of directors, its Special Transaction Committee, and the CBOT Sub board of directors sufficient time to complete their review of the ICE Proposal.

On March 23, 2007, CBOT and ICE entered into a confidentiality agreement. CBOT’s legal advisors then furnished to Sullivan & Cromwell LLP financial, operational and due diligence requests lists.

On March 25, 2007, CBOT and ICE commenced mutual due diligence and discussions regarding the ICE Proposal.

On March 26, 27 and 28, 2007, members of management and other employees of CBOT and ICE, together with each parties’ respective legal and financial advisors, met and made presentations regarding various aspects of their respective businesses and the proposed combination, including finance and accounting projections for 2007 and 2008, potential synergies, clearing, technology and operations, marketing and human resources.

Through April 27, 2007, CBOT and ICE, through their managements and representatives, continued with various aspects of the ongoing due diligence review.

On April 11, 2007, CBOT announced that the special meetings of CBOT Stockholders and CBOT Members to vote on the CME Merger Agreement had been re-scheduled for July 9, 2007.

On April 20, 2007, ICE provided CBOT’s board of directors and the CBOT board of directors’ Special Transaction Committee with a letter which clarified certain aspects of the ICE Proposal, which included a revised draft merger agreement and exhibits. The April 20, 2007 letter is attached to Annex B of this Proxy Statement.

On April 27, 2007, ICE provided CBOT with a letter stating that ICE was confident the integration of the clearing and trading activities of ICE and CBOT could be accomplished within 18 months based on ICE’s integration experience with NYBOT and IPE, CBOT’s previous experience moving its clearing activities to CME and e-cbot, the fact that the integration would be performed by the combined company’s personnel, and the ability of CBOT to extend the term of its clearing agreement with CME under certain circumstances. The April 27, 2007 letter is attached as Annex C to this Proxy Statement.

On May 1, 2007, representatives of CBOT requested that ICE representatives travel to Chicago to discuss the ICE Proposal by May 3, 2007. On May 3 and 4, a series of meetings were held in Chicago between ICE and CBOT and their respective representatives to discuss a number of proposed improvements to the ICE Proposal requested by CBOT.

On May 7, 2007, ICE provided CBOT with a letter outlining improvements to certain aspects of the ICE Proposal.

On May 11, 2007, CBOT and CME entered into Amendment No. 2 to the Agreement and Plan of Merger, dated as of October 17, 2006 and amended as of December 20, 2006, and CBOT announced that the CBOT board of directors had concluded that the ICE Proposal was not superior to the Proposed CME Merger.

On May 25, 2007, CME filed with the SEC a new registration statement on Form S-4, with respect to the Proposed CME Merger (the “Revised CME/CBOT S-4”).

ICE has worked hard, for some time, to arrive at an agreement to resolve a dispute that has existed between CBOT and CBOE relating to the CBOE Exercise Rights. On May 30, 2007, ICE announced that it had entered into the CBOE Agreement with CBOE, which ICE believes solves the disagreement relating to the status of the CBOE Exercise Rights between CBOT and CBOE.

On June 5, 2007, CME filed Amendment No. 1 to the Revised CME/CBOT S-4.

On June 7, 2007, CBOT filed its definitive proxy statement with respect to the present CME Merger Agreement.

On June 11, 2007, the Department of Justice announced that it had closed its investigation into the Proposed CME Merger. On June 11, 2007, ICE entered into an Amendment to the CBOE Agreement with CBOE.

On June 12, 2007, ICE publicly announced that it had resubmitted the ICE Proposal to the CBOT board of directors, its Special Transaction Committee and the Non-Exercise Right Members Committee, which included the CBOE Agreement, as amended, and confirmed that ICE remained committed to acquiring all of the Shares on the terms set out in the ICE Proposal, as so revised, including the purchase price of 1.42 shares of ICE Stock (subject to a cash election) for each Share. The June 12, 2007 letter is attached to Annex D of this Proxy Statement.

On June 14, 2007, CBOT and CME announced that they had further amended the CME Merger Agreement.

CERTAIN INFORMATION CONCERNING THE PROPOSED CME MERGER

At the Special Stockholders Meeting, the holders of record of CBOT’s Shares at the close of business on the Record Date will vote on, among other things, whether to approve the Proposed CME Merger, and at the Special Members Meeting, the holders of record of CBOT Sub’s Series B-1 and Series B-2 memberships at the close of business on the Record Date will vote on, among other things, whether to approve the CBOT Class B Approvals. According to the Revised CME/CBOT S-4, under the terms of the CME Merger Agreement, each outstanding Share (other than Shares owned by CME or CBOT or any of their respective wholly-owned subsidiaries) will be converted into the right to receive 0.35 shares of Class A common stock of CME. See also the cover page of this Proxy Statement for additional information regarding CME’s proposal with respect to the CBOE Exercise Price. As a result of the Proposed CME Merger, CBOT Stockholders would end up owning approximately 34.6% of the combined company. The conditions to the consummation of the Proposed CME Merger include, among other things, the following: (1) the approval of the CME Merger Agreement by CBOT Stockholders, (2) the approval of the repurchase of CBOT’s Class B common stock and an Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of CBOT Sub by the Series B-1 and Series B-2 members of CBOT Sub, voting together as a single class in accordance with the terms of the existing Amended and Restated Certificate of Incorporation and Bylaws of CBOT Sub, and (3) the approval of the stockholders of CME. CME has also announced that following completion of the Proposed CME Merger, the surviving company would commence a cash tender offer for up to $3.5 billion in common stock of the combined company at a fixed price of $560 per share.

The CME Merger Agreement contains certain termination rights for CME and CBOT, and further provides that if the CME Merger Agreement is terminated under certain circumstances, CME or CBOT will be required to pay the other a termination fee of $288 million and to reimburse the other for up to $6.0 million of out-of-pocket expenses.

The CME Merger Agreement provides for the payment by CBOT to CME of $288.0 million if the CME Merger Agreement is terminated in the following circumstances: (1) as a result of CBOT breaching in any material respect its obligations regarding solicitation of alternative transaction proposals; (2) subject to CME not exercising its stockholder vote option, if CBOT’s board of directors (a) fails to authorize, approve or recommend the CME Merger Agreement to the CBOT Stockholders; (b) changes its recommendation to the CBOT Stockholders; or (c) fails to remain silent with respect to a third party tender offer or exchange offer or fails to recommend that CBOT Stockholders reject a tender offer or exchange offer or CBOT makes a change in recommendation (provided that in connection with the change in recommendation in response to a superior proposal CME does not exercise its stockholder vote option). Additionally, if the CME Merger Agreement is not completed by October 17, 2007 and a party has not obtained its required stockholder approval of the merger and related transactions, and in the case of CBOT, the required CBOT Class B Approvals, and, in each case, a takeover proposal involving 30% or more of the consolidated assets or capital stock of such party has been made or announced; then, if such party enters into or consummates the transactions contemplated by the takeover proposal within 12 months of termination of the CME Merger Agreement, such party must pay a termination fee of $288.0 million to the other party. If a party is required to pay a termination fee to the other party, such party must also reimburse the other party for its expenses, up to a maximum amount of $6.0 million.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE CBOT STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED CME MERGER AND CBOT MEMBERS TO VOTE “AGAINST” THE CBOT CLASS B APPROVALS. THE CONSIDERATION TO BE PAID BY CME IN THE PROPOSED CME MERGER IS INADEQUATE, AND WE BELIEVE THAT BETTER ALTERNATIVES EXIST.

CERTAIN INFORMATION CONCERNING ICE

ICE is a company incorporated under the laws of Delaware in the year 2000, with its principal executive offices located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328. The telephone number of ICE is (770) 857-4700. ICE operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as soft commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. Shares of ICE Stock are traded on the New York Stock Exchange under the symbol “ICE” and, as of the date of this Proxy Statement, ICE has a market capitalization of approximately $10.9 billion. ICE and its subsidiaries have approximately 470 employees.

In addition to ICE, all of the directors and nominees for director identified in ICE’s proxy statement for its 2007 annual meeting of stockholders filed with the SEC on March 30, 2007 may potentially be participants in the solicitation of proxies. The following officers and employees of ICE may also potentially be participants in the solicitation of proxies: Jeffrey C. Sprecher, Charles A. Vice, David S. Goone, Scott A. Hill, Edwin Marcial, Johnathan H. Short, Richard V. Spencer, Kelly L. Loeffler, Andrew J. Surdykowski, Thomas W. Farley and David J. Peniket. The business address, business telephone number and position or office of each participant is set forth in Schedule I hereto. Other than 1,000 Shares owned by ICE and 22 shares of CME Class A common stock owned by one ICE director, Charles R. Crisp, through a managed account, neither ICE nor any of the other potential participants in these proxy solicitations has any interest, direct or indirect, by securities holdings or otherwise, in CBOT or CME. None of the potential participants will receive any special compensation in connection with these proxy solicitations.

OTHER PROPOSALS

In addition to soliciting proxies to approve the Proposed CME Merger, CBOT’s board of directors is also soliciting proxies for the Special Stockholders Meeting for a proposal to approve any adjournment or postponement of the Special Stockholders Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the CME Merger Agreement and the approval of the Proposed CME Merger, and CBOT Sub’s board of directors is also soliciting proxies for the Special Members Meeting with respect to a similar proposal for the CBOT Class B Approvals, in either case if there are not sufficient votes for that proposal (the “Adjournment Proposals”). Because the Adjournment Proposals are designed to facilitate the approval of the Proposed CME Merger and the CBOT Class B Approvals, ICE recommends voting “AGAINST” these proposals.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE BLUE PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON

ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

Other than as set forth above, ICE is not currently aware of any other proposals to be brought before the Special Stockholders Meeting or the Special Members Meeting. Should other proposals be brought before the Special Stockholders Meeting, the persons named on the BLUE proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of ICE as determined by ICE in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

Special Stockholders Meeting

According to the Revised CME/CBOT S-4, as of the Record Date, there were 52,843,183 Shares entitled to vote at the Special Stockholders Meeting. Each holder of a Share as of the close of business on the Record Date will be entitled to one vote for each such Share.

Under CBOT’s bylaws, the presence, in person or by proxy, of the holders of at least one-third of the total number of outstanding Shares as of the Record Date and entitled to vote at the Special Stockholders Meeting is necessary to constitute a quorum at the Special Stockholders Meeting. In accordance with the New York Stock Exchange rules, brokers and nominees who hold Shares in street-name for customers may not exercise their voting discretion with respect to the approval of the Proposed CME Merger or the Adjournment Proposal related thereto. Thus, absent specific instructions from the beneficial owner of such Shares, these Shares will be counted for purposes of determining whether a quorum is present. Brokers and nominees may vote such Shares with respect to the Adjournment Proposal but may not vote such Shares with respect to the adoption of the CME Merger Agreement and the approval of the Proposed CME Merger.

The adoption of the CME Merger Agreement and approval of the Proposed CME Merger requires approval of a majority of the total outstanding Shares. Therefore, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Proposed CME Merger.

The Adjournment Proposal requires the approval of a majority of all Shares present and voting at the Special Stockholders Meeting if a quorum is present. Abstentions will be treated as votes “AGAINST” the Adjournment Proposal but broker non-votes will be treated as votes not cast and will have no effect on the outcome of the Adjournment Proposal.

CBOT stockholders (1) may vote “AGAINST” one or both of the proposals, (2) may abstain from voting on one or both of the proposals or (3) may vote for one or both of the proposals by marking the proper box on the BLUE proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a CBOT Stockholder returns a BLUE proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted “AGAINST” the adoption of the CME Merger Agreement and approval of the Proposed CME Merger and “AGAINST” the Adjournment Proposal. Only CBOT Stockholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

Special Members Meeting

According to the Revised CME/CBOT S-4, as of the Record Date, there were 1,402 Series B-1 memberships and 812 Series B-2 memberships entitled to vote at the Special Members Meeting.

Each holder of a Series B-1 membership as of the close of business on the Record Date will be entitled to one vote for each Series B-1 membership held of record at the close of business on the Record Date, and each holder of a Series B-2 membership as of the close of business on the Record Date will be entitled to one-sixth of one vote for each Series B-2 membership held of record at the close of business on the Record Date.

In order for CBOT to satisfy its quorum requirements with respect to the Special Members Meeting, the presence, in person or by proxy, of the holders of Class B memberships representing at least one-third of the votes entitled to be cast on the matters to be acted upon at the Special Members Meeting is required. CBOT Members will be deemed to be present if they attend the meeting or submit a proxy card (that is not revoked) that is received at or prior to the Special Members Meeting.

The adoption of the repurchase of CBOT’s Class B common stock (the “repurchase”) requires the approval of a majority of the outstanding voting power of the CBOT Members’ membership interests, voting together as a single class. Because the required vote of the CBOT Members’ membership interests to approve the repurchase is based upon the outstanding voting power of the CBOT Members’ membership interests, the failure by a CBOT Member to submit a proxy or to vote in person at the Special Members Meeting and abstentions will have the same effect as a vote “AGAINST” approval of the repurchase.

The affirmative vote of a majority of the votes cast by the CBOT Members’ membership interests, voting together as a single class, must approve the adoption of the Amended and Restated Certificate of Incorporation (the “amendment”). Because the required vote of the CBOT Members’ membership interests to approve the adoption of the amendment is based upon the voting power of membership interests actually voted, the failure by a CBOT Member to submit a proxy or vote in person at the Special Members Meeting will have no effect on the vote. However, an abstention will have the same effect as a vote “AGAINST” approval of the amendment.

The CBOT Members (1) may vote “AGAINST” one or more of the proposals, (2) may abstain from voting on one or more of the proposals or (3) may vote for one or more of the proposals.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

Revocation of Proxy: Instructions for CBOT Stockholders

CBOT STOCKHOLDERS MAY REVOKE THEIR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL STOCKHOLDERS MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY ONE OF THE METHODS PROVIDED ON THE PROXY CARD PROVIDED TO THEM OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) ICE, C/O INNISFREE, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, OR (B) THE SECRETARY OF CBOT AT THE PRINCIPAL EXECUTIVE OFFICES OF CBOT AT 141 WEST JACKSON BOULEVARD, CHICAGO, ILLINOIS 60604. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE

PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. STOCKHOLDERS WHO HOLD THEIR SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO CBOT OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO ICE, CARE OF INNISFREE, AT THE ADDRESS BELOW SO THAT ICE MAY MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF CBOT’S SHARES. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL STOCKHOLDERS MEETING ON THE PROPOSED CME MERGER IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED “AGAINST” THE PROPOSED CME MERGER.

BY EXECUTING THE BLUE PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your Share(s) or CBOT membership interest(s), please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free: at (877) 800-5187
Banks and Brokers Call Collect: (212) 750-5833

DISSENTERS’ RIGHTS

CBOT Stockholders are not entitled to appraisal rights in connection with the Proposed CME Merger, nor will CBOT Stockholders be entitled to appraisal rights in connection with the ICE Proposal.

SOLICITATION OF PROXIES

Except as set forth below, ICE will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with the ICE Proposal.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. Directors, officers and certain employees of ICE and the other participants listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

ICE has retained Innisfree for solicitation and advisory services in connection with solicitations relating to the Special Stockholders Meeting, for which Innisfree is to receive a fee of approximately $250,000 in connection with the solicitation of proxies for this meeting. Up to 75 people may be employed by Innisfree in connection with the solicitation of proxies for the Special Stockholders Meeting. ICE has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Stockholders Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of ICE may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Stockholders Meeting by or on behalf of ICE is being borne by ICE.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement may contain forward-looking information regarding ICE, CBOT, and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept the ICE Proposal and enter into definitive agreements to effect the transaction; the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the CBOE Agreement, as amended, and the performance of the obligations under the CBOE Agreement, as amended; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; and, general economic conditions and normal business uncertainty. Additionally, the historical data concerning stock price performance, earnings per share and other operating results are not necessarily indicative of future results. Additional risks and factors are identified in ICE’s filings with the SEC, including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this Proxy Statement.

OTHER INFORMATION

The information concerning CBOT and the Proposed CME Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. As ICE was not involved in the preparation of such documents, ICE has assumed that the publicly available information is accurate and complete, and that therefore the statements and information relating to CBOT and the Proposed CME Merger contained in this Proxy Statement are complete and accurate. Accordingly, ICE does not take any responsibility for the accuracy or completeness of such information or for any failure by CBOT to disclose events that may have occurred and may affect the significance or accuracy of any such information.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, reference is made to the joint proxy statement/prospectus included in the Revised CME/CBOT S-4 for information concerning the CME Merger Agreement, the Proposed CME Merger, regulatory approvals, financial information regarding CME, CBOT and the proposed combination of CME and CBOT, the proposals to be voted upon at the Special Stockholders Meeting and Special Members Meeting, the Shares, the beneficial ownership of Shares by certain owners, other information concerning CBOT’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of CBOT and certain other matters regarding CBOT and the Special Stockholders Meeting and Special Members Meeting. ICE assumes no responsibility for the accuracy or completeness of any such information.

Except as described herein, ICE is not aware of any other matter to be considered at the Special Stockholders Meeting or the Special Members Meeting. Should other proposals be brought before the Special Stockholders Meeting, the persons named on the BLUE proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of ICE as determined by ICE in its sole discretion, in which event such persons will vote on such proposals in their discretion.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CBOT OR TO CBOT SUB, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED CME MERGER BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL STOCKHOLDERS MEETING AND “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEMBERS MEETING.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY OR BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE BLUE PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL STOCKHOLDERS MEETING OR THE SPECIAL MEMBERS MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO CBOT’S BOARD OF DIRECTORS BY VOTING “AGAINST” EACH PROPOSAL AND, IF YOU ARE A CBOT STOCKHOLDER, SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OR CBOT MEMBERSHIP INTERESTS YOU OWN.

IntercontinentalExchange, Inc.
June 12, 2007

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please vote today by following the instructions for telephone or Internet voting on the enclosed BLUE proxy card or by signing, dating and returning it to ICE, c/o Innisfree, in the postage-paid envelope provided.

2. If your Shares are held in “street-name,” only your broker or bank can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street-name,” you may deliver your voting instructions by phone or Internet by following the directions appearing on the enclosed BLUE proxy card, or by returning the BLUE proxy card in the postage paid envelope provided.

3. If you are a CBOT Stockholder who has already submitted the WHITE proxy card you received from CBOT, it is not too late to change your vote — simply sign, date and return the BLUE proxy card. Only your latest dated proxy will be counted. You can also revoke any earlier vote by delivering another proxy card voting “AGAINST” to CBOT or by voting “AGAINST” using the telephone or Internet instructions provided.

4. Only CBOT stockholders of record on May 29, 2007 are entitled to vote at the Special Stockholders Meeting. We urge each CBOT Stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the enclosed BLUE proxy card as soon as possible.

5. Only the CBOT Members of record on May 29, 2007 are entitled to vote at the Special Members Meeting. If you have already submitted a proxy for the Special Members Meeting, you may change your vote at any time before your proxy is voted at the Special Members Meeting. If you are the record holder of your membership interests, you can do this in one of three ways. First, you can send CBOT a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new valid proxy bearing a later date by mail or by telephone or Internet. Third, you can attend the Special Members Meeting and vote in person. Attendance at the Special Members Meeting will not in and of itself constitute revocation of a proxy. If you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or new proxy to CBOT c/o Georgeson Inc., Wall Street Station, P.O. Box 1100, New York, NY 10269-0646, and it must be received prior to the Special Members Meeting.

If you have any questions or require any assistance in voting your Shares or membership interests, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free: at (877) 800-5187
Banks and Brokers Call Collect: (212) 750-5833

THE ICE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT MAY BECOME THE SUBJECT OF A REGISTRATION STATEMENT FILED WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND ALL OTHER APPLICABLE DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ICE WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO INNISFREE, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, AT (877) 800-5187.

SCHEDULE I

INFORMATION CONCERNING DIRECTORS, OFFICERS AND
OTHER POTENTIAL PARTICIPANTS OF ICE

1.	Directors, Executive Officers and Other Potential Participants of ICE.

The following table sets forth the name, current business address, current business telephone number and position or offices of each director and executive officer of ICE and each other employee of ICE that may be a potential participant in the solicitation. Unless otherwise indicated, the current business address of each person is 2100 RiverEdge Parkway, Atlanta, Georgia 30328 and the current business telephone number is (770) 857-4700.

PARTICIPANTS

Name, Citizenship
and Current Business Address	Title

Charles R. Crisp	Director
Jean-Marc Forneri	Director
Fred W. Hatfield	Director
Terrence F. Martell	Director
Sir Robert Reid	Director
Frederic V. Salerno	Director
Richard L. Sandor, Ph.D.	Director
Frederick W. Schoenhut	Director
Jeffrey C. Sprecher	Chairman and Chief Executive Officer
Judith A. Sprieser	Director
Vincent Tese	Director
Charles A. Vice	President and Chief Operating Officer
David S. Goone	Senior Vice President, Chief Strategic Officer
Scott A. Hill	Senior Vice President, Chief Financial Officer
Edwin D. Marcial	Senior Vice President, Chief Technology Officer
Johnathan H. Short	Senior Vice President, General Counsel and Corporate Secretary
Richard V. Spencer	Vice Chairman
Kelly L. Loeffler	Vice President, Investor Relations and Corporate Communications
Andrew J. Surdykowski	Vice President, Assistant General Counsel
Thomas W. Farley	President and Chief Operation Officer, NYBOT
David J. Peniket	President and Chief Operating Officer, ICE Futures

ANNEX A

March 15, 2007

CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Charles P. Carey
Chairman of the Board of Directors

Jackie Clegg
Larry G. Gerdes
Special Transaction Committee of the Board of Directors

James P. McMillin
Non-Exercise Right Members Committee

Bernard W. Dan
Chief Executive Officer

Dear Sirs and Madam,

On behalf of Intercontinental Exchange, Inc. (“ICE”) and its Board of Directors, I am pleased to submit this proposal to combine ICE with CBOT Holdings, Inc. (“CBOT Holdings”) in an industry-defining merger. Our proposed transaction will create the most comprehensive derivatives exchange in the world, preserve the proud heritage of the Chicago Board of Trade (“CBOT”), and promote innovation and competition in the domestic and global derivatives markets. From the perspective of shareholders and CBOT Holdings’ trading community, this combination will generate superior value immediately and in the longer term.

Consideration

We propose a transaction in which each share of CBOT Holdings Class A common stock will be exchanged for 1.42 shares of ICE Class A common stock. Based on the closing stock price of ICE as of March 14, 2007, our proposal represents a price per CBOT Holdings Class A share of $187.34. This price represents a premium to CBOT Holdings’ current price of 12.8%, and a premium to CBOT Holdings’ closing price on October 16, 2006, the day prior to the public announcement of CBOT Holdings’ intended combination with Chicago Mercantile Exchange Holdings, Inc. (“CME”), of 39.3%.

In addition to the upfront premium, our proposal allows CBOT Holdings’ shareholders to share in the substantial combination benefits we believe are available to the combined ICE and CBOT Holdings. The proposed exchange ratio will result in CBOT Holdings Class A shareholders owning approximately 51.5% of the combined company. Based upon our review of publicly-available information on CBOT Holdings, we estimate over $240 million per annum of combination benefits, on a pre-tax basis, would be realizable through the combination of our two companies. We are confident we could identify additional benefits once we have had the opportunity to undertake due diligence and interact with your management.

We note that the merger agreement with CME Holdings includes a cash election of up to $3 billion for CBOT Holdings’ shareholders in lieu of shares. Should you feel that a cash alternative is important to your shareholders, we would be pleased to explore this option and have access to significant financing sources should this be required.

Strategic rationale

A merger of our two companies is a unique opportunity to create a leading derivatives trading platform across a broad spectrum of futures and options products, incorporating our complementary positions in agricultural commodities and leading capabilities in interest rates, energy, gold and silver, as well as other financial contracts such as equity indices and foreign exchange pairs. The combined entity would operate regulated exchanges in the U.S., Europe, and Asia and also support the global over-the-counter (OTC) derivatives market.

Through our recent purchase of the New York Board of Trade (“NYBOT”), ICE operates a wholly-owned clearinghouse, which will serve as an integrated platform for the clearing of our combined exchanges’ transactions over time. ICE will also contribute its world-class trading platform. Our technology provides global accessibility and integrated capabilities for trading futures, options on futures, and bilateral and cleared OTC markets. We believe that our market-leading capabilities in supporting OTC trading can be extended to CBOT Holdings’ marketplace. Finally, the combined group will enjoy significant economies of scale and scope in technology, marketing, and customer connectivity.

Chicago Board of Trade’s heritage and Chicago home

We recognize that, for nearly 160 years, the Chicago Board of Trade has been a major Chicago institution and has anchored the city’s position as one of the world’s leading financial centers. CBOT’s history of innovation and growth is unparalleled in the industry. We wish to preserve and enhance this market position and legacy rather than to subsume it under a larger organization. Therefore, we propose that the corporate headquarters of the combined entity will be CBOT’s landmark building in Chicago. In addition, we intend to retain the Chicago Board of Trade name and leverage it to create a new brand identity for our regulated futures exchanges in New York, London and Dublin.

Benefits to CBOT’s trading community

We believe that the creation of a global and integrated agricultural commodities marketplace, the ability to trade energy side-by-side with a variety of correlated agricultural products, and the addition of NYBOT’s financial contracts to CBOT’s interest rate and equity index products will promote liquidity and trading opportunities in futures and options products both on the trading floor and through electronic trading.

As evidenced by our acquisition of NYBOT, we have made a significant commitment to our open-auction members and believe that they provide an important source of liquidity for our markets. Our proposal contemplates a substantial commitment to support continued open-auction trading operations in CBOT’s building, as it becomes our global headquarters.

Governance and management

We believe the board of directors of the combined company should draw representatives from current CBOT Holdings directors in addition to continuing ICE directors, and we look forward to discussing CBOT Holdings board representation in the new entity with you.

We envision ongoing and important roles for the key members of current management of CBOT Holdings, and undertake to form a management group for the combined company taken from the best elements of each of our teams. I would retain the role of Chief Executive Officer and look forward to discussing with the Chief Executive Officer of CBOT Holdings the future roles in the combined company for him and his management team.

Combination benefits

As noted above, we believe that the merger of CBOT Holdings and ICE offers significant combination benefits. Our wholly owned clearing platform will allow us to internalize the clearing services CBOT currently receives from CME, assuming your clearing agreement with CME is terminated in January 2009. By moving current CBOT electronic trading to the ICE platform, we will be able to decrease technology expense and improve efficiency. We also believe significant opportunities exist to rationalize redundant general and administrative expenses when we consolidate operations currently conducted in Atlanta and New York into the Chicago headquarters of the combined group. We estimate that these expense and clearing savings would exceed $190 million on a full run-rate basis by January, 2009.

We believe that there are also significant opportunities to increase both the revenues and growth rate of the combined group by providing a single access point to multiple complementary products. The ability of customers to cross-margin positions in the combined product suite and in cleared OTC products will lower friction costs and increase trading activity. Further, we believe that there are substantial revenue opportunities in supporting the OTC markets that surround CBOT’s existing products. Finally, the financial opportunity associated with preserving and growing elements of CBOT’s traditional product franchise, such as the precious metals contracts which we understand may be scheduled for termination, is significant. We estimate that these additional revenue opportunities would exceed $50 million on a full run-rate basis within 18 months of closing.

ICE has the highest rate of growth and highest profit margin of any company in our industry. This performance has been achieved both organically and through acquisitions. We have a proven track record in optimizing the performance of the companies that we have acquired, and have created significant value for the former owners and other stakeholders of companies with which we have combined. We are confident that our combined management team will integrate our two companies in such a way as to maximize the benefits for all our stakeholders.

Structure and Merger Agreement

We have studied the terms of the CME merger agreement and, outside of the changes necessary to implement the matters outlined in our proposal, we are prepared to enter into a form of merger agreement with you on similar terms. However, subject to the implementation of the other terms of our proposal, we are also amenable to exploring a transaction structure which we believe would facilitate preservation of your members’ CBOE Exercise Rights.

Conditions, approvals and other matters

Our board of directors has unanimously approved the submission of this proposal. Any definitive transaction between us, however, would be subject to final approvals by our board as well as our shareholders.

We have based our proposal on publicly-available information, and our proposal is subject to completion of a confirmatory due diligence review of CBOT Holdings, which would include discussions with your senior management. We are available to commence our due diligence review immediately, and we are confident that, given our knowledge of your business and your cooperation, we can complete our review and be in a position to execute a definitive transaction agreement within one week. We are also prepared to give you and your representatives access to non-public information relating to ICE to satisfy your due diligence requirements. We are prepared to enter into a confidentiality agreement with CBOT Holdings that is no less favorable to CBOT Holdings than the one it entered into with CME.

Given the complementary nature of the products traded on CBOT, NYBOT and ICE, we do not anticipate regulatory issues associated with our proposed merger. In fact, we believe that the futures industry and antitrust regulators will embrace the creation of a strong derivatives group to protect and enhance industry competition and innovation. We believe that a merger between CBOT Holdings and CME Holdings represents a significant concentration of market power, in particular in such areas as equity index products, interest rate futures, technology and clearing. The alternative transaction we are proposing would be strongly pro-competitive and would benefit our mutual customers as well as our respective shareholders.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than any confidentiality agreement we may enter into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed. We believe that the proposed transaction could close in the third quarter of 2007.

While the CME transaction represents a sale of the company, our proposal is truly a merger that is intended to preserve the culture and heritage of the Chicago Board of Trade. We believe our proposal is superior, from both a financial and strategic perspective, to the CME proposal and is capable of consummation without material regulatory impediments.

We and our financial advisors, Morgan Stanley, and our legal advisors, Sullivan & Cromwell LLP, are prepared to move forward immediately with this proposal. We believe that our proposal presents a compelling opportunity for our companies, our industry, and our customers, and we look forward to your prompt response.

Sincerely,

Jeffrey C. Sprecher
Chairman & Chief Executive Officer
IntercontinentalExchange, Inc.

ANNEX B
April 20, 2007

CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Charles P. Carey Chairman of the Board of Directors

Jackie Clegg
Larry G. Gerdes
Special Transaction Committee of the Board of Directors

James P. McMillin
Non-Exercise Right Members Committee

Bernard W. Dan
Chief Executive Officer

Dear Sirs and Madam,

At your and your legal counsel’s request, we are pleased to clarify our proposal to combine IntercontinentalExchange, Inc. (“ICE”) with CBOT Holdings, Inc. (“CBOT Holdings”) in an industry-defining merger. We continue to believe that a combination of ICE and CBOT Holdings represents a transaction that is superior, from both a financial and strategic perspective, to a transaction with CME Holdings Inc. (“CME”).

Our evaluation of Board of Trade of the City of Chicago (the “Chicago Board of Trade” or “CBOT”) and CBOT Holdings over the past four weeks has increased our enthusiasm for a combination of our two companies. A combination of ICE and CBOT Holdings would create one of the largest and most diverse derivatives exchanges in the world and a leader in trading technology. Combining CBOT’s historic presence in Chicago and its emerging initiatives in Asia with ICE’s significant European presence would uniquely position the combined company to capitalize on the tremendous opportunities that exist in the global derivatives industry. Our due diligence process, which allowed us to work closely with your strong management team, confirmed our high regard for the company you have built and bolstered our confidence in the considerable value that can be created through a combination. In addition, we feel our initial estimate of the realizable benefits in a combination of $240 million per annum before tax remains conservative and achievable, offering significant value creation potential to the combined company’s shareholders.

Consideration

At this time, ICE is confirming our proposed merger consideration valued at an exchange ratio of 1.42 ICE shares for each CBOT Holdings share. However, we also appreciate the dynamic nature of the current situation, and we are prepared to take additional steps to maintain the superiority of our offer. As a result of the combination of our two companies, the stockholders of CBOT Holdings immediately prior to the merger would retain approximately 51.5% of the outstanding shares of the combined company.

You have told us that you will continue your due diligence on ICE through April 27th, and we are fully committed to support your efforts.

Based on the closing stock price of ICE as of today, our proposal represents a price per CBOT Holdings Class A share of $190.04. This price represents a premium to CBOT Holdings’ closing price on October 16, 2006, the day prior to the public announcement of CBOT Holdings’ intended combination with the CME, of 41.3%. Our proposal also represents a premium to the CME proposal of 13.7% or approximately $1.2 billion.

In addition to the significant upfront premium our offer represents, our proposal also allows CBOT Holdings’ shareholders to own equity in a company whose management has delivered, since ICE was taken public, shareholder returns that are 371% above the return on CME shares over the same period. CBOT Holdings shareholders would also share in the substantial combination benefits we believe are available to the combined ICE and CBOT Holdings.

Integration

We have spent significant additional time and resources refining our plan for integrating our two businesses. The due diligence process has allowed us to assess the scale and scope of CBOT’s technological and operational requirements in the event that, as expected, we would terminate both the clearing and technology agreements with the CME and AEMS, respectively, at the earliest opportunity in order to maximize the benefits to our combined shareholders. Through the ICE technology platform and the New York Clearing Corporation, we have significant capabilities and capacity available to support the needs of CBOT’s business, as they are today and as they grow and develop over time.

As we have discussed with your management team over the prior weeks, we are confident in our ability to scale our clearing operations to accommodate the trading volumes of CBOT and to transition trading to the ICE platform on a timetable consistent with realizing the synergies identified in our proposal. To be clear, we appreciate the magnitude of the integration exercise, its impact on trading members and customers, and the importance to the prospects of the combined company of ensuring the integration process occurs seamlessly. We also note the extensive experience and industry knowledge within CBOT’s staff arising from your earlier transitions, which adds to our available resources and increases our confidence in our ability to manage this integration.

Combination benefits

As we have discussed with your management team, we believe that the merger of CBOT Holdings and ICE offers significant combination benefits. We have verified our wholly- owned clearing platform will allow us to internalize the clearing services CBOT currently receives from CME, beginning in January 2009. By moving current CBOT electronic trading to the ICE platform, we will be able to decrease technology expense and improve efficiency. We have also verified opportunities to rationalize redundant general and administrative expenses when we consolidate operations into the Chicago headquarters of the combined group. We estimate that these expense and clearing savings would exceed $190 million per annum on a full run-rate basis by January 2009.

Our work over the past four weeks has also increased our confidence in the substantial opportunities available to increase both the revenues and growth rate of the combined group. We are confident that providing a single access point to multiple complementary products for all of the combined company’s customers will result in meaningful revenue growth. Further, ICE’s unparalleled OTC capabilities offer an ability to extend our business to support OTC trading in the markets that surround CBOT’s existing products. We estimate that these additional revenue opportunities would provide operating profit in excess of $50 million per annum on a full run-rate basis within 18 months of closing.

Governance

The board of directors of the combined company would draw representatives from both companies. We propose that the board be comprised of 16 members, 11 of whom would be drawn from the ICE board of directors and five of whom would be drawn from current or former CBOT members, officers and directors. We propose that those five CBOT Holdings representatives consist of the two current independent directors on the CBOT Holdings board that are not CBOT members as well as three other persons who are either past or present CBOT members, directors or officers selected by ICE, subject to the approval of CBOT Holdings. If any of those five CBOT Holdings representatives leaves the board of the combined company prior to the 2010 annual meeting of stockholders, we would propose that ICE would select their replacement from among current or former CBOT members, officers or directors, subject to the approval of a majority of the remaining CBOT Holdings representatives.

Management

While we are highly confident in the abilities of our organization and our personnel, we were pleased to confirm our view that there is a deep reservoir of talent and experience within CBOT’s management team and staff which would be extremely valuable to the successful execution of our integration plans. We expect to preserve and leverage this expertise going forward rather than dismantle this valuable Chicago-based team.

We envision ongoing and important roles for key members of current management of CBOT and would look to form a management group for the combined company taken from the best elements of each of our teams. I would retain the role of Chief Executive Officer of the parent company and look forward to further discussing with you the future roles in the combined company for your management team.

Benefits to the Trading Community and Members’ Rights

We believe that the creation of a global and integrated agricultural commodities marketplace, the ability to trade energy side-by-side with a variety of correlated agricultural products, and the addition of NYBOT’s financial contracts to CBOT’s interest rate and equity index products will promote liquidity and trading opportunities in futures and options products both on the trading floor and through electronic trading.

We have reflected in our merger proposal the significant commitments we are willing to make to ensure the continuation of the rights and privileges available to the members of the CBOT. Our proposal commits us to provide CBOT members with the same rights that are proposed to be made available to them under the CME merger, except that with respect to new products, our proposal provides that CBOT will be the exclusive platform for listing and trading all new U.S. grain products, U.S. interest rate products and U.S. equity indices (other than those published by Frank Russell or the New York Stock Exchange). In addition, neither ICE nor any of its subsidiaries would trade products that, as of the date of our merger agreement, are traded on the CBOT’s open outcry exchange or any electronic trading system maintained by CBOT.

Structure and Merger Agreement

Under our proposal, ICE would merge with and into CBOT Holdings, with CBOT Holdings continuing as the surviving company. We continue to believe that this structure better protects the CBOT Full Members’ CBOE exercise right. All of the outstanding shares of Class A Common Stock of CBOT Holdings (“CBOT Common Stock”) would remain outstanding and each outstanding share of Common Stock of ICE would be converted into shares of CBOT Common Stock. In addition, all of the outstanding shares of Class B Common Stock of CBOT Holdings would be repurchased immediately prior to the merger. Based upon the direction of the merger described above, each ICE shareholder would receive .7042 of a share of CBOT Common Stock for each ICE share currently held, the reciprocal of our proposed exchange ratio of 1.42.

Due Diligence

We hereby confirm that ICE has completed its due diligence review.

Conditions, Approvals and Other Matters

Our board of directors has unanimously authorized the submission of these clarifications to our proposal. Any definitive transaction between us, however, would be subject to final approvals by our board as well as our shareholders.

We believe our respective counsel have confirmed that our proposed merger presents no regulatory challenges from the standpoint of antitrust or other regulators. We believe the prompt acceptance of our proposal would allow for a closing in the third quarter of 2007.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than the confidentiality agreement we have entered into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until a definitive merger agreement is executed. We have enclosed with our proposal a clarified merger agreement draft reflecting the terms of our proposal.

As I have stated in previous communications, I believe that our proposal presents a compelling opportunity for our companies, our employees, our industry, and our customers, and we look forward to your prompt response. My team and I appreciate the amount of time and effort the management, Special Transaction Committee and Board of CBOT Holdings have spent in evaluating our proposal.

We continue to believe our offer is superior to the CME proposal. Again, we appreciate the dynamic nature of the current situation, and we are prepared to take additional steps to maintain the superiority of our offer. We look forward to discussing the terms of our proposal with you and your advisors as soon as is practicable.

Sincerely,

Jeffrey C. Sprecher
Chairman & Chief Executive Officer
IntercontinentalExchange, Inc.

ANNEX C
April 27, 2007

CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Bernard W. Dan Chief Executive Officer

Dear Bernie:

I am writing to you to clarify certain topics regarding the potential integration of IntercontinentalExchange, Inc. (“ICE”) and CBOT Holdings, Inc. (“CBOT Holdings”).

First, I want to reiterate our continuing and strong interest in combining our two companies upon the terms described most recently in my letter to you and members of your board of directors dated April 20, 2007. We are confident that our proposal is superior to the CME Holdings Inc. (“CME”) proposal, and, as I stated to you in that letter, ICE is prepared to take additional steps to maintain the superiority of our proposal.

I want to communicate our thanks to you for your management team’s efforts over the past four weeks in working with my management group to review and discuss our plan for the integration of our two businesses. We have been impressed by the quality and professionalism of the CBOT Holdings technology team, and believe the discussions were constructive and helpful.

Your team has appropriately focused on the combined company’s ability to move the current trading and clearing activities associated with the CBOT’s business onto our wholly-owned platforms. We noted in our conversations that your team remains focused on our ability to accomplish this transition by January of 2009, the earliest expiration of the AEMS technology and CME clearing agreements. I want to emphasize to you that ICE is extremely confident this integration can take place within that timeframe. We have also shared with your management team our refined views of the capital expenditure and operating costs we believe we will incur in order to enhance our trading and clearing capabilities to support CBOT’s business. We see these investments as substantial and believe the estimates are appropriately conservative.

The reasons for our confidence that the integration would be accomplished in the required timeframe are as follows:

•	Previous ICE integration experience. We appreciate the CBOT trading platform and scale of CBOT’s operations are larger and more diverse than the activities of the exchanges we have previously acquired — the NYBOT and the International Petroleum Exchange. However, we do feel our experience in integrating each of these businesses is relevant when evaluating our ability to integrate CBOT’s trading. We integrated the NYBOT clearinghouse and successfully launched electronic trading for NYBOT’s most liquid contracts within three weeks of the closing of the transaction. As you are aware, the NYBOT, at the time of our acquisition, did not have an electronic trading platform. We feel moving the CBOT trading platform will be facilitated by the fact that CBOT and its customers have existing, significant electronic trading capabilities and infrastructure.

•	Timing of the last CBOT platform and clearing moves. We understand that the movement of clearing to the CME in 2003 was accomplished within 10 months (April, 2003 through January, 2004). We understand that moving trading to e-CBOT was accomplished in one year (January, 2003 through January, 2004). We also note that both moves were done concurrently. Given the track record that

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CBOT was able to accomplish these moves in under one year, we feel confident that our 18 month integration timeframe is readily achievable.

•	Previous CBOT integration exercises. The functionality created by the CBOT during the platform moves in 2003 will be helpful in our integration. The recent platform moves and lessons learned will eliminate the iterative process that we understand took place during the 2003 move. We also expect to benefit from the capabilities of many of the CBOT personnel who participated in the last platform move.

•	Staff and culture. Unlike the previous CBOT platform moves which were performed by vendors or third parties, the integration of CBOT and ICE would be performed by the combined company’s own personnel. This will result in faster and more efficient development and deployment times. Lastly, from our brief interaction with your technology team, we feel that our staff, systems and corporate cultures have many common elements that will contribute to a rapid and efficient integration process.

Finally, while we feel it is a remote possibility, I wanted to explore the implications of our estimate of the timing of the integration proving to be incorrect. We understand that CBOT may extend the existing clearing services agreement with the CME for a six month period beyond the first termination date of January, 2009 if CBOT is unable to engage another entity prepared and able to provide services comparable to the clearing services provided by CME on commercially reasonable terms. Consequently, in the worst case, the combined company could extend clearing services for a short period beyond January. In that circumstance, the combined company would continue to compensate CME at a reasonable, commercial rate. Given that current annual clearing expenses are estimated to be approximately $100 million in 2009, a delay of up to 6 months would result in a modest additional cost and a slight delay in the realization of clearing synergies. These two impacts would be small in the context of the expected overall value of the combination benefits and pro forma market capitalization of the combined company.

I hope this additional information is helpful to you in your continued evaluation of our proposal. My team and I are available for additional discussion on this matter.

Sincerely,

Jeffrey C. Sprecher
Chairman & Chief Executive Officer
IntercontinentalExchange, Inc.

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ANNEX D
June 12, 2007

CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604-2929

Attention:	Charles P. Carey Chairman of the Board of Directors

Jackie Clegg
Larry G. Gerdes
Special Transaction Committee of the Board of Directors

James P. McMillin
Non-Exercise Right Members Committee

Bernard W. Dan
Chief Executive Officer

Dear Sirs and Madam,

We are pleased to resubmit our proposal to combine IntercontinentalExchange, Inc. (“ICE”) with CBOT Holdings, Inc. (“CBOT Holdings”), together with a revised form of merger agreement and related exhibits. We continue to believe a combination of ICE and CBOT Holdings represents a transaction that is superior, from both a financial and strategic perspective, to CBOT Holdings stockholders and to members of the Board of Trade of the City of Chicago, Inc. (“CBOT”) when compared to the currently proposed transaction with CME Holdings Inc. (“CME”).

Based on today’s closing prices, the value of our offer represents $211.55 per CBOT Holdings share. This calculation of value per share does not include the additional consideration offered to CBOT Full Members related to the treatment of the CBOE Exercise Rights, which we calculate to be a minimum of an additional $18.29 per CBOT Holdings share. The revised CME proposal represents only $191.98 per CBOT Holdings share. Our offer represents a 10.2% premium to the CME proposal and represents over $1.0 billion of additional value to your shareholders. We continue to believe the CME proposal is an attempt to acquire the CBOT at a meaningful discount to its full value.

We have included in our revised documentation a redacted version of the proposal regarding the treatment of CBOE Exercise Rights (the “Exercise Rights”). We have worked hard to arrive at an agreement to resolve a dispute that has existed for many years between CBOT Holdings and the Chicago Board Options Exchange (“CBOE”). To the benefit of your Full Members and stockholders, our proposed settlement, unlike the proposed CME transaction, removes a great deal of uncertainty relating to this contentious issue, delivers significant value for the Exercise Rights, and provides an opportunity for liquidity to CBOT members who would otherwise not seek liquidity for fear of jeopardizing the value of their Exercise Rights. We have committed our time and $332.75 million of our capital to the resolution of this issue. In contrast, the CME promises only limited funding for further litigation, despite the fact that the CBOE Exercise Right may be deemed invalid as a result of CME acquiring CBOT Holdings.

Beyond the value of the Exercise Rights settlement agreement to the Full Members, we would like to also highlight an additional implication of the CME’s proposal. Should this issue not be resolved as part of a

CBOT Holdings merger, the ongoing dispute and litigation will undoubtedly place significant demands on management’s time and attention going forward to the detriment of all shareholders.

Consideration to Class A Stockholders

At this time, we are reconfirming our proposed exchange ratio of 1.42 ICE shares for each CBOT Holdings share.

Cash Election

Many of your members and stockholders have requested that we consider including cash consideration as an alternative to ICE shares to allow for diversification of their investment holdings. Our revised proposal includes an election, at the option of each stockholder, to receive cash consideration in an amount equivalent to the value implied by 1.42 ICE shares at the time the CBOT Holdings merger with ICE closes. The total amount of cash consideration in the transaction will be subject to a maximum of $2.5 billion. CBOT Holdings stockholders who elect to receive cash will receive the cash consideration, subject to pro ration if demand for cash exceeds the maximum cash available.

If no CBOT Holdings stockholder elects cash consideration, the stockholders of CBOT Holdings will retain approximately 51.6% of the outstanding shares of the combined company. If all CBOT Holdings stockholders elect to receive cash, based on the current value of ICE shares, CBOT Holdings stockholders will receive approximately $47.12 cash per share and own 45.3% of the combined company. If CBOT stockholders do not elect to receive the full amount of cash available, ICE currently intends to use any remaining cash to repurchase ICE shares after the closing of a transaction.

Dividends to Class A Stockholders

Our agreement provides for the ability of CBOT to pay pre-closing dividends of $0.29 per share for the third and fourth quarters of 2007 and a dividend for the first quarter of 2008 based on earnings during that period.

Integration issues

As we outlined in a letter dated April 27th (attached herein for your reference), we are extremely confident in our ability to integrate our two businesses. We have a detailed plan, including dates for specific deliverables and testing requirements, under which we intend to execute the transition of technology from the AEMS system to the ICE platform and the transition of clearing from the CME Clearinghouse to our U.S. clearing platform, now known as ICE Clear. In particular, we have prepared detailed analyses relating to technology and clearing requirements in order to support CBOT’s current and expected business volumes. For this and other reasons we have discussed with you and your management team, we continue to disagree strongly with your conclusion that the integration of ICE and CBOT Holdings could not be accomplished in an acceptable timeframe.

Furthermore, even if we were to encounter unexpected delays, these could readily be addressed. We appreciate that the termination dates for your outsourced technology and clearing services may not align ideally for purposes of our planned migration in January 2009, and that therefore some additional flexibility in terms of extending one or both of these contracts may be required. We have every reason to believe that such flexibility, if needed, will be readily available.

As it relates to clearing, we understand that CBOT may extend the existing clearing services agreement with the CME for a six month period beyond the first termination date in January 2009 if CBOT is unable to engage another entity prepared and able to provide comparable clearing services on commercially reasonable terms. Consequently, in the worst case, we believe the combined company would have access to clearing services through at least the middle of 2009.

Given the importance of a competitive clearing solution to the futures industry, we believe that the combined ICE/CBOT would enjoy substantial support and cooperation from the clearing firms in this transition. Over the past few months, we have had many discussions with important industry participants and with the Futures Industry Association to confirm this point of view. We encourage you to undertake similar discussions in order to satisfy yourselves of this level of industry support.

In order to gain flexibility, if needed, regarding the timing of the planned migration of your trading platform, we have recently held discussions with senior management of NYSE Euronext, the parent company of AEMS. Based on these discussions, we believe that NYSE Euronext would be prepared to extend the AEMS technology agreement, if necessary, on reasonable commercial terms for the period reasonably required to facilitate the migration of the CBOT trading platform and CBOT clearing onto ICE platforms.

Although as indicated above we remain confident that we can successfully integrate our two businesses within 18 months, the flexibility to extend these deadlines would permit our two businesses to be integrated even within the 24 months projected by CBOT Holdings’ management.

Combination benefits

By moving current CBOT electronic trading to the ICE platform, we will be able to decrease technology expense and improve efficiency. We have also verified opportunities to rationalize redundant general and administrative expenses when we consolidate operations into the Chicago headquarters of the combined group. We continue to estimate that these expense and clearing savings would exceed $190 million per annum on a full run-rate basis by January 2009.

We are also confident that providing a single access point to multiple complementary products for all of the combined company’s customers will result in meaningful revenue growth. Further, ICE’s unparalleled OTC capabilities offer an ability to extend our business to support OTC trading in the markets that surround CBOT’s existing products. We estimate that these additional revenue opportunities will provide operating profit in excess of $60 million per annum on a full run-rate basis within 18 months of closing.

We note that our estimate of combination benefits has been consistent throughout this process, and we have attempted to reflect the full value of the combination synergies in our proposal to you. This differs from the CME, which has upwardly revised its synergy estimate and exchange ratio offered to CBOT Holdings stockholders only in response to our competing proposal.

Benefits to the Trading Community and Members’ Rights

We believe that the creation of a global and integrated agricultural commodities marketplace, the ability to trade energy side-by-side with a variety of correlated agricultural products, and the addition of NYBOT’s financial contracts to CBOT’s interest rate and equity index products will promote liquidity and trading opportunities in futures and options products both on the trading floor and through electronic trading.

We have reflected in our merger proposal the significant commitments we are willing to make to ensure the continuation of the rights and privileges available to the members of the CBOT. Our proposal commits us to provide CBOT members with the same rights that are proposed to be made available to them under the CME merger, except that with respect to new products, our proposal provides that all new U.S. grain products, U.S. interest rate products and U.S. equity indices (other than those published by Frank Russell or the New York Stock Exchange) will be listed and traded on CBOT. In addition, neither ICE nor any of its subsidiaries would trade products that, as of the date of our merger agreement, are traded on the CBOT’s open outcry exchange or any electronic trading system maintained by CBOT.

Current CBOT B-1 and B-2 members would also benefit from pricing protections on trading fees. Under the enhanced merger proposal, CBOT trading fees for B-1 and B-2 members would generally not increase from current levels prior to the 2011 Annual Meeting of Stockholders and at least until the 2014 Annual Meeting of Stockholders would generally benefit from discounts of 50% or more from the lowest trading fees available to non-members.

Governance

As we have proposed already, the board of directors of the combined company would draw representatives from both companies. The board would be comprised of 16 members, 11 of whom would be drawn from the ICE board of directors and five of whom would be drawn from the current CBOT Holdings Board. We would propose that Larry Gerdes and Jackie Clegg fill two of these five seats, and that CBOT Holdings and ICE mutually agree on the three remaining CBOT Holdings representatives.

Management

We continue to envision ongoing and important roles for key members of current management of CBOT and would look to form a management group for the combined company taken from the best elements of each of our teams. In contrast to CME’s integration plan, our proposal values the contribution of CBOT staff in implementing the integration plan that we have outlined.

Due Diligence

ICE does not require any additional due diligence.

Financing

ICE has arranged for financing from its lending institutions for the full amount of cash required to fund the maximum cash consideration contemplated in the merger, the payment of the CBOE Exercise Right settlement amount and fees and expenses related to the transaction.

Irrevocable Offer; Break-up Fee

In order to assure CBOT Holdings stockholders and CBOT members that the ICE proposal described in this letter will be available should they vote down the CME transaction, we intend to deliver a signed copy of the attached merger agreement to CBOT Holdings prior to the July 9 special stockholders’ and members’ meetings. We also intend to include with the signed agreement a letter indicating that we cannot legally revoke our offer until after the July 9 meeting, except in certain limited circumstances. Our proposal also provides that ICE would pay for the $294 million break-up fee and expenses payable to CME when CBOT Holdings enters into a definitive merger agreement with ICE, subject to reimbursement in certain circumstances if our merger with CBOT Holdings does not close.

Dissenting Proxy

If you proceed to ask CBOT Holdings stockholders and CBOT members to approve a transaction with the CME without the ability to consider our proposal, we intend to take steps to encourage a rejection of the CME transaction by your stockholders and members. ICE intends to file proxy materials with the SEC that will permit us to communicate directly with CBOT Holdings stockholders and CBOT members instructing them on how to reject the proposed CME transaction. While we respect the Board of CBOT Holdings, we feel strongly that our proposal should have the opportunity to be considered by the CBOT Holdings stockholders and CBOT members and believe that this is currently the only way that will be possible.

Conditions, Approvals and Other Matters

Our board of directors has unanimously authorized the submission of this letter and the attached documents.

We believe our respective counsel have confirmed that our proposed merger presents no regulatory challenges from the standpoint of antitrust or other regulators. We believe the prompt acceptance of our proposal would allow for a closing in the second half of 2007.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding the proposed transaction, and, other than the confidentiality agreement we have entered into with you, there will be no legally binding contract or agreement between us regarding the proposed transaction unless and until we have delivered to you an executed definitive merger agreement that has not been revoked in accordance with the terms under which it has been delivered to you, and this merger agreement has been countersigned by CBOT Holdings and CBOT and delivered to us after the proposed CME transaction has been voted down by CBOT Holdings stockholders.

We continue to believe our offer is superior to the CME proposal and we appreciate your continued consideration of our proposal.

Sincerely,

Jeffrey C. Sprecher
Chairman & Chief Executive Officer
IntercontinentalExchange, Inc.

YOUR VOTE IS IMPORTANT
Please take a moment now to vote your shares of CBOT Holdings, Inc.
Class A Common Stock for the upcoming Special Meeting of Stockholders.
PLEASE REVIEW THE PROXY STATEMENT
AND VOTE TODAY IN ONE OF THREE WAYS:
1.	Vote by Telephone — Please call toll-free in the U.S. or Canada at 1-866-213-0686 , on a touch-tone telephone. If outside the U.S. or Canada, call 215-521-1341. Please follow the simple instructions. You will be required to provide the unique control number printed below.
OR
2.	Vote by Internet — Please access https://www.proxyvotenow.com/bota, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.
OR
3.	Vote by Mail — If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: IntercontinentalExchange, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.
▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED ▼

ICE STRONGLY RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS.
1.	To adopt the Agreement and Plan of Merger, dated as of October 17, 2006, among CME, CBOT and CBOT Sub, as amended as of December 20, 2006, May 11, 2007 and June 14, 2007 (as amended, the “CME Merger Agreement”).
☐ AGAINST     ☐ ABSTAIN     ☐ FOR
2.	To approve an adjournment or postponement of the Special Stockholders Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the CME Merger Agreement and the approval of the proposed CBOT/CME merger if there are not sufficient votes for that proposal.
☐ AGAINST     ☐ ABSTAIN     ☐ FOR
     IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL STOCKHOLDERS MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

Dated:	, 2007

Signature of Stockholder

Signature of Stockholder (if held jointly)
Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS BLUE PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

PLEASE VOTE TODAY!
SEE REVERSE
SIDE FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED ▼

FORM OF BLUE PROXY CARD
CBOT HOLDINGS, INC.
SOLICITATION BY INTERCONTINENTALEXCHANGE, INC.
IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS OF CBOT
HOLDINGS, INC.
     The undersigned, a holder of record of shares of Class A common stock, par value $0.001 per share (the “Shares”), of CBOT Holdings, Inc. ( “CBOT”) acknowledges receipt of the Proxy Statement of INTERCONTINENTALEXCHANGE, INC., dated June •, 2007, and the undersigned revokes all prior proxies delivered in connection with the special meeting of stockholders of CBOT (the “Special Stockholders Meeting”) to approve the Agreement and Plan of Merger, dated as of October 17, 2006, by and among Chicago Mercantile Exchange Holdings Inc., CBOT and Board of Trade of the City of Chicago, Inc., as amended as of December 20, 2006 and May 11, 2007 (as amended, the “CME Merger Agreement”) and all other matters related to the CME Merger Agreement including those set forth below, and appoints Kelly L. Loeffler, Johnathan H. Short and Andrew J. Surdykowski, acting individually or jointly, with full power of substitution, proxies for the undersigned to vote all Shares which the undersigned would be entitled to vote at the Special Stockholders Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.
     EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE SPECIAL STOCKHOLDERS MEETING AS STIPULATED BELOW.
     BY EXECUTING THE BLUE PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.
(continued and to be signed and dated on reverse)